Exhibit 99.1

ASX ANNOUNCEMENT

3 November 2022

WITHDRAWAL OF RESOLUTION FROM AGM

Sydney, 3 November 2022 – Kazia Therapeutics Limited (NASDAQ: KZIA; ASX: KZA), an oncology-focused drug development company, wishes to provide information in relation to the withdrawal of a resolution from the upcoming Annual General Meeting.

The Notice of Meeting, lodged with ASX on 14 October 2022, included Resolution 3 concerning the approval of a grant of options to the Company’s CEO, Dr James Garner.

In light of recent market turbulence, the Directors have determined that this grant is not appropriate and have resolved to withdraw Resolution 3 from the business of the Annual General Meeting.

The withdrawal of this item of business does not affect the validity of the proxy form attached to the Notice of Meeting, nor any of the proxy votes lodged.

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (NASDAQ: KZIA; ASX: KZA) is an oncology-focused drug development company, based in Sydney, Australia.

Our lead program is paxalisib, a brain-penetrant inhibitor of the PI3K / Akt / mTOR pathway, which is being developed to treat multiple forms of brain cancer. Licensed from Genentech in late 2016, paxalisib is or has been the subject of ten clinical trials in this disease. A completed phase II study in glioblastoma reported promising signals of efficacy in 2021, and a pivotal study for registration, GBM AGILE, is ongoing, with final data expected in CY2023. Other clinical trials are ongoing in brain metastases, diffuse midline gliomas, and primary CNS lymphoma, with several of these having reported encouraging interim data.

Paxalisib was granted Orphan Drug Designation for glioblastoma by the US FDA in February 2018, and Fast Track Designation for glioblastoma by the US FDA in August 2020. In addition, paxalisib was granted Rare Pediatric Disease Designation and Orphan Designation by the US FDA for DIPG in August 2020, and for atypical teratoid / rhabdoid tumours (AT/RT) in June 2022 and July 2022, respectively.

Kazia is also developing EVT801, a small-molecule inhibitor of VEGFR3, which was licensed from Evotec SE in April 2021. Preclinical data has shown EVT801 to be active against a broad range of tumour types and has provided compelling evidence of synergy with immuno-oncology agents. A phase I study commenced recruitment in November 2021.

For more information, please visit www.kaziatherapeutics.com or follow us on Twitter @KaziaTx.

This document was authorized for release to the ASX by Iain Ross, Chairman of the Board of Directors.